Energy

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

07023904

SEC MAIL PROCESSING
RECEIVED
MAY 23 2007
WASH, D.C. 160 SECTION

16 May 2007

SUPPL

Dear Sirs

Ref: 82- 3099 SCOTTISH AND SOUTHERN ENERGY PLC

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 1 February 2007 to 30 April 2007

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

Anne Sutherland
Company Secretarial Assistant

6/1

List of Announcements

Date	Headline	LSE Number
01/02/2007	Director / PDMR Shareholding	5723Q
05/02/2007	First Ash Separation Plant	6954Q
15/02/2007	Holding(s) in Company	3259R
28/02/2007	Total Voting Rights	0055S
28/02/2007	Energy prices to Fall	0172S
02/03/2007	Blocklisting interim Review	2152S
02/03/2007	Director / PDMR Shareholding	2601S
05/03/2007	Interim Management Statement	2873S
06/03/2007	Director / PDMR Shareholding	3985S
07/03/2007	Directorate Change	5133S
20/03/2007	Director/ PDMR Shareholding	3365T
20/03/2007	Holding(s) in Company	3407T
22/03/2007	Holding(s) in Company	5319T
29/03/2007	Subsids.Trading Update	9671T
29/03/2007	Director/ PDMR Shareholding	0132U
30/03/2007	Total Voting Rights	0667U
02/04/2007	Director/ PDMR Shareholding	1997U
03/04/2007	Director/ PDMR Shareholding	3052U
17/04/2007	Payment from TXU administrators	9879U
17/04/2007	Director/ PDMR Shareholding	0266V
26/04/2007	Statement re Customer Growth	5556V

82-3099

Regulatory Announcement

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Statement re Customer Growth
Released	09:34 26-Apr-07
Number	5556V

RNS Number:5556V
Scottish & Southern Energy PLC
26 April 2007

SCOTTISH AND SOUTHERN ENERGY PLC

MAJOR CUSTOMER GROWTH MILESTONES

Scottish and Southern Energy plc ("SSE") achieved two major customer growth milestones in the year to 31 March 2007, with a net gain of over one million energy customer accounts in one year for the first time and the achievement of 100,000 'talk with' telecoms customers.

SSE, which supplies energy as Southern Electric, SWALEC, Scottish Hydro Electric and Atlantic Electric and Gas, gained 1.05 million customers during the year and now has 4.95 million electricity customers and 2.80 million gas customers. It is the UK's third largest energy supplier.

The gain of 1.05 million customers in 2006/07, a growth of 15%, was the highest ever achieved by SSE and represented the best performance by any UK energy supply business.

The achievement of 100,000 telecoms customers for the first time follows the full launch of its fixed-line service for domestic customers and means SSE now has a total customer base of 7.85 million, an increase of 3.35 million in the last five years.

The growth in energy supply customers in 2006/07 was supported by SSE's responsible pricing strategy, as a result of which its customers paid an average of £340 less for their gas and electricity during the three years of rising wholesale energy prices than did customers of British Gas.

On 1 March, SSE started implementing a cut of 12% in its average gas bill and on 1 April it started implementing a cut of 5% in its average electricity bill. It is one of just two energy suppliers to have begun implementing price cuts. At £913, British Gas' new average annual dual fuel bill, announced today, remains £40 higher than SSE's average annual dual fuel bill of £873.*

The increase in customer numbers was also achieved at the same time as another significant reduction, of 47%, to 840, in the number of complaints about SSE sent to energywatch for resolution in the year to March 2007. This made SSE the best-performing company.**

Ian Marchant, Chief Executive of SSE, said:

"I am delighted that our commitment to responsible pricing and best-in-sector service has enabled us to gain over one million customers in the past year. We remain committed to both of these objectives and expect, therefore, to continue to attract many new customers in the course of the next year."

* Based on the average standard quarterly payment across Great Britain and on annual gas consumption of 20,500 kWh and annual electricity consumtion of 3,300 kWh. Prices include VAT but exclude Early Payment Discount of 4.3% which SSE offers to customers who pay their bills quarterly.

** In its statement on 23 April - 'energywatch reports record number of complaints by British Gas customers' - energywatch stated that it had received 840 complaints about SSE, which was the best-performing company, over the year. This compares with 2,509 for the second best-performing company and 37,100 for the poorest-performing company, British Gas.

Enquiries to:

Scottish and Southern Energy plc

Justyn Smith - Head of Media Relations + 44 (0)870 900 0410
Sharron Miller-Mckenzie - Press Office Manager + 44 (0)870 900 0410

This information is provided by RNS
The company news service from the London Stock Exchange

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Scottish and Southern News Announcement

Scottish & Sthn.Engy - Director/PDMR Shareholding

RNS Number:0266V
Scottish & Southern Energy PLC
17 April 2007

Director/PDMR Shareholding

The Company was notified on 17 April 2007 of a re-investment by the manager of a PEP held by Ian Marchant of 5 shares at a price of £15.22 per share. The date of this transaction was 28 March 2007.

The Company was also notified on 17 April 2007 of a further re-investment by the manager of a PEP held by Ian Marchant of 1 share at a price of £15.7452 per share. The date of this transaction was 4 April 2007.

Following this notification, Ian Marchant has an interest in 94,786 shares representing 0.011% of the issued share capital of the Company.

END
RDSBLGDSISBGGRR

Scottish & Sthn.Engy - Corporate Update

RNS Number:9879U
Scottish & Southern Energy PLC
17 April 2007

SCOTTISH AND SOUTHERN ENERGY PLC

FIFTH PAYMENT FROM THE ADMINISTRATORS
OF TXU EUROPE GROUP PLC

Scottish and Southern Energy plc ('SSE') has received a fifth distribution payment of £8.4m from the administrators of TXU Europe Group plc in respect of its agreed claim of £294.2m relating to a 14-year contract originally entered into in 1997.

This takes SSE's total direct receipt from the administration process to £284.2m (excluding its share of the separate distributions paid to Barking Power). SSE expects to receive further smaller distributions over the next year.

Following this fifth distribution, SSE has now received 96.6% of its agreed claim.

Gregor Alexander, Finance Director of SSE, said:

'This receipt follows a distribution of £24.5m in July 2006, when we indicated that we expected to receive over 95% of our agreed claim. We have now exceeded this, with 96.6% of our agreed claim being settled - and we hope to make some further, smaller recoveries over the next few years which could take our total recovery to around 98%.

'Overall, this is a far better result than we originally expected and reflects a very effective administration process.'

Enquiries to:

Scottish and Southern Energy plc
Justyn Smith - Head of Media Relations + 44 (0)870 900 0410
Sharron Miller-Mckenzie - Press Office Manager + 44 (0)870 900 0410

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	10:58 03-Apr-07
Number	3052U

Scottish and Southern Energy

RNS Number:3052U
Scottish & Southern Energy PLC
03 April 2007

The company was notified on 3 April 2007 of a reinvestment on 26 March 2007 by the PEP Manager pursuant to a regular standing order instruction.

PDMR -Graham Juggins_ Single Company PEP - 11 shares at a price of £15.3073

Director - Gregor Alexander - Single Company PEP - 3 shares at a price of £15.3073

Following this notification , Gregor Alexander has an interest in 21,589 shares representing 0.003% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	10:12 02-Apr-07
Number	1997U

Scottish and Southern Energy

RNS Number:1997U
Scottish & Southern Energy PLC
02 April 2007

SHARE INCENTIVE PLAN

The Company was notified on 30 March 2007 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 30 March 2007 in the Company's ordinary shares:-

(a) that 28,355 shares were purchased and allocated at £15.4350 per share using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and allocated a further 22,340 shares at £15.4350 per share ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchase, referred to above, was made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	8	5	0.000002%	26,710	0.003%
Ian Marchant Director	8	5	0.000002%	94,780	0.011%
Alistair Phillips-Davies Director	8	5	0.000002%	31,116	0.004%
Gregor Alexander Director	8	5	0.000002%	21,586	0.003%
Vincent Donnelly PDMR	8	5	N/A	N/A	N/A
Michelle Hynd	8	5	N/A	N/A	N/A

PDMR

Paul Isgar PDMR	8	5	N/A	N/A	N/A
Graham Juggins PDMR	8	5	N/A	N/A	N/A
Anthony Keeling PDMR	8	5	N/A	N/A	N/A
Ian Manson PDMR	8	5	N/A	N/A	N/A
Mark Mathieson PDMR	8	5	N/A	N/A	N/A
Robert McDonald PDMR	8	5	N/A	N/A	N/A
James McPhillimy PDMR	8	5	N/A	N/A	N/A
Adrian Pike PDMR	8	5	N/A	N/A	N/A
Brian Smith PDMR	2	2	N/A	N/A	N/A
James Smith PDMR	8	5	N/A	N/A	N/A
Paul Smith PDMR	8	5	N/A	N/A	N/A
Alan Young PDMR	8	5	N/A	N/A	N/A

This information is provided by RNS
The company news service from the London Stock Exchange

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82-3019

Regulatory Announcement

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Total Voting Rights
Released	09:59 30-Mar-07
Number	0667U

Scottish and Southern Energy

RNS Number:0667U
Scottish & Southern Energy PLC
30 March 2007

Scottish and Southern Energy plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Scottish and Southern Energy plc's ('the Company') capital consists of 861,918,480 ordinary shares. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company. The Company does not have any ordinary shares in treasury.

The above figure (861,918,480) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	15:40 29-Mar-07
Number	0132U

RNS Number:0132U
Scottish & Southern Energy PLC
29 March 2007

Dividend Reinvestment Plan

The Company was notified on 28 March 2007 by Computershare Investor Services Plc, the Company's Registrars, that the undernoted Directors/PDMRs had arranged for the cash dividends paid on 23 March 2007 to be reinvested and used to purchase further shares at a price of £15.42 per share.

Paul Isgar	(PDMR)	20 shares
James McPhillimy	(PDMR)	34 shares
Susan Rice	(Director)	41 shares

Following this notification, Susan Rice has an interest in 4,254 shares representing 0.0005% of the issued share capital of the Company.

Share Incentive Plan Dividend Reinvestment

Also,the Company was notified on 29 March 2007 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), that the cash dividends paid on 23 March 2007 were re-invested and used to purchase 24,720 Dividend Shares on 23 March 2007 at a price of £15.42 per share.

The purchase was made pursuant to a regular standing order instruction with Computershare plc for the re-investment of cash dividends into Dividend Shares.

The interests of Executive Directors/PDMR's of the Company in the transactions were as follows:

Directors	Number of Dividend Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	13	0.000002%	26,697	0.003%
Ian Marchant	13	0.000002%	94,767	0.011%
Alistair Phillips-Davies	13	0.000002%	31,103	0.004%
Gregor Alexander	13	0.000002%	21,573	0.003%

PDMR's Number of Dividend Shares

Vincent Donnelly	13
Michelle Hynd	4
Paul Isgar	13
Graham Juggins	13
Anthony Keeling	9
Ian Manson	13
Mark Mathieson	13
Robert McDonald	13
James McPhillimy	13
Adrian Pike	7
Brian Smith	6
James Smith	13
Paul Smith	13
Alan Young	8

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Subsids. Trading Update
Released	10:38 29-Mar-07
Number	9671T

Scottish and Southern Energy

RNS Number:9671T
Scottish & Southern Energy PLC
29 March 2007

SCOTTISH AND SOUTHERN ENERGY PLC

SALES PERFORMANCE OF SOUTHERN ELECTRIC CONTRACTING

Southern Electric Contracting (SEC), the mechanical and electrical contracting subsidiary of Scottish and Southern Energy plc ("SSE"), will end the financial year with an order book in excess of £90m for the first time.

The order book has been supported by significant contract wins with a number of leading organisations such as Marks and Spencer, Texaco and IBM.

The announcement was made as SEC hosted a customer seminar in London on the development of low carbon buildings.

SSE's financial year will end on 31 March 2007 and it expects to report another increase in operating profit in its Contracting, Connections and Metering activities in its preliminary results on 31 May. They delivered £47.0m operating profit* in 2005/06.

SEC is involved in industrial, commercial and domestic mechanical and electrical contracting, electrical and instrumentation engineering and public and highway lighting.

One of the largest mechanical and electrical contracting businesses in the UK, it operates from 55 regional offices throughout Great Britain and trades as SWALEC Contracting in Wales, Scottish Hydro Electric Contracting in Scotland, and Eastern Contracting in the east of England.

It employs 3500 people and recruited 94 apprentice electricians during 2006 and expects to recruit a further 200 apprentices during 2007.

Speaking at the seminar, Ian Marchant, Chief Executive of SSE, said:

"Our mechanical and electrical contracting business employs more people than any other part of SSE, and is a genuinely national business with activities throughout the country. Over the years it has built up a strong track record which has enabled it to retain existing customers and attract repeat business

and win new customers and attract new business."

Adrian Pike, Group Managing Director of SEC, said:

"I am confident that SEC is well-placed to deliver further growth in the years ahead, and the development of low carbon buildings is an example of where new business opportunities will arise, with SEC now the preferred installer for Solarcentury. Our past success has been founded on delivering first class customer service, and that's where our future success lies as well."

* This excludes £3.4m of operating profit from Thermal Transfer, which was sold on 31 March 2006.

Press Office Contact: 0870 900 0410

Denis Kerby and Sharron Miller McKenzie

END

Regulatory Announcement

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	14:45 22-Mar-07
Number	5319T

Scottish and Southern Energy

RNS Number:5319T
Scottish & Southern Energy PLC
22 March 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(1): Scottish & Southern Energy Plc

2. Reason for the notification (please tick the appropriate box or boxes): n/a see additional information

An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify) Compliance with Transparency Directive	

3. Full name of person(s) subject to the notification obligation(1): Capital Group International, Inc

4. Full name of shareholder(s) (if different from 3.)(1):

5. Date of the transaction and date on which the threshold is crossed or reached(1): 20 March 2007

6. Date on which issuer notified: 20 March 2007

7. Threshold(s) that is/are crossed or reached: 4%

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible using	Situation previous to the Triggering transaction (1)		Resulting situation after the triggering transaction(1)		
	Number of Shares	Number of Voting	Number of shares	Number of voting rights ix	% of voting rights

the ISIN CODE		Rights viii	Indirect	Direct x	Indirect xi	Direct	Indire
Ordinary Shares	34,235,203	3.9720	34,840,803		34,840,803		4.042

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
34,840,803	4.0423%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:

9. Name of the proxy holder:

10. Number of voting rights proxy holder will cease to hold:

11. Date on which proxy holder will cease to hold voting rights:

12. Additional information:

13. Contact name:

14. Contact telephone number:

Annex Notification of Major Interests in Shares

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Capital Group International, Inc
Contact address (registered office for legal entities)	11100 Santa Monica Blvd., 15th Floor Los Angeles, California 90025
Phone number	(213) 615-0469
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable

Full Name	VivGina Martinez
Contact address	11100 Santa Monica Blvd., 15th Floor Los Angeles, California 90025
Phone Number	(213) 615-0469
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification	Fax: (213) 486 - 9698

obligation)

Email:
GRGroup@capgroup.com

C: Additional Information

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	15:58 20-Mar-07
Number	3407T

Scottish and Southern Energy

RNS Number:3407T
Scottish & Southern Energy PLC
20 March 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(1):	Scottish & Southern Energy Plc
2. Reason for the notification (please tick the appropriate box or boxes): n/a see additional information	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify) Compliance with Transparency Directive	X
3. Full name of person(s) subject to the notification obligation(1):	Capital Group International, Inc
4. Full name of shareholder(s) (if different from 3.)(1):	
5. Date of the transaction and date on which the threshold is crossed or reached(1):	15 March 2007
6. Date on which issuer notified:	16 March 2007
7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (1)		Resulting situation after the triggering transaction(1)				
	Number of Shares	Number of Voting Rights viii	Number of shares Indirect	Number of voting rights ix Direct x	Indirect xi	% of voti rights Direct	In
Ordinary Shares	33,866,403	33,866,403	34,144,203		34,144,203		3

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
34,144,203	3.9615%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:

9. Name of the proxy holder:

10. Number of voting rights proxy holder will cease to hold:

11. Date on which proxy holder will cease to hold voting rights:

12. Additional information:

13. Contact name:

14. Contact telephone number:

Annex Notification of Major Interests in Shares

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Capital Group International, Inc
Contact address (registered office for legal entities)	11100 Santa Monica Blvd., 15th Floor Los Angeles, California 90025
Phone number	(213) 615-0469

Other useful information (at least legal

representative for legal persons)

B: Identity of the notifier, if applicable

Full Name	Vivien Tan
Contact address	11100 Santa Monica Blvd., 15th Floor Los Angeles, California 90025
Phone Number	(213) 615-0469
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 486 - 9698 Email: GRGroup@capgroup.com

C: Additional Information

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	15:36 20-Mar-07
Number	3365T

Scottish and Southern Energy

RNS Number:3365T
Scottish & Southern Energy PLC
20 March 2007

Scottish and Southern Energy plc

Notification of Directors' Interests

On 8 February 2007, 6 Ordinary shares in the Company were granted to Alistair Phillips-Davies pursuant to the Company's Long Service Award at a share price of £15.32.

Following this notification, Alistair Phillips-Davies had an interest in 31,090 shares representing 0.004% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Directorate Change
Released	13:54 07-Mar-07
Number	5133S

Scottish and Southern Energy

RNS Number:5133S
Scottish & Southern Energy PLC
07 March 2007

SCOTTISH AND SOUTHERN ENERGY PLC

BOARD APPOINTMENTS

Scottish and Southern Energy plc ("SSE") has appointed Richard Gillingwater as a non-Executive Director, with effect from 25 May 2007. Richard is Dean of the Cass Business School. He was previously Chief Executive of the Shareholder Executive, from which he stepped down in February, and before that held a number of appointments in the City of London, where he was Chairman of CSFB European Investment Banking.

As a former Crown servant, his appointment has been authorised by the Advisory Committee on Public Appointments.

Richard will be proposed for election to the Board at SSE's Annual General Meeting on 26 July 2007, along with Nick Baldwin, who was appointed to the Board in September 2006.

David Payne, currently Senior Independent Director, will retire at the AGM and does not wish to be re-elected. David joined the Board as a non-Executive Director of Scottish Hydro Electric in 1998. He became Deputy Chairman of SSE in 2005 and will complete nine years' service in June.

After these changes take effect, the Board of SSE will continue to have four Executive Directors and five independent non-Executive Directors in addition to the Chairman.

Sir Robert Smith, Chairman of SSE, said:

"I am delighted that Richard will join our Board. He has long-standing connections with SSE, stemming from the merger which created the company nearly a decade ago, and will bring a wealth of experience and knowledge to our deliberations which will complement very well the contributions of the other Directors.

David's background in energy, and his shrewd and perceptive understanding of complex issues, have made him an outstanding Director. The Board has benefited enormously from his participation. Everyone at SSE would like to wish him well when he steps down from the Board in July."

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	10:50 06-Mar-07
Number	3985S

RNS Number:3985S
Scottish & Southern Energy PLC
06 March 2007

Notification of Directors' Interests

Scottish and Southern Energy plc was notified on 6 March 2007 that one of its PDMR's, Adrian Pike, purchased 40 Ordinary 50p shares on 6 March 2007 at a price of £14.6911 per share.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Interim Management Statement
Released	07:01 05-Mar-07
Number	2873S

Scottish and Southern Energy

RNS Number:2873S
Scottish & Southern Energy PLC
05 March 2007

SCOTTISH AND SOUTHERN ENERGY PLC

INTERIM MANAGEMENT STATEMENT AND

DIVIDEND POLICY

Scottish and Southern Energy plc ("SSE") has completed a review of its dividend targets for the period until 31 March 2010 and will set out the details in a presentation to investors and analysts at the Edison Electrical Institute International Utility Conference which begins in London today.

As part of the new targets, the Board expects to recommend to shareholders a final dividend of 39.9p per share in respect of the year ending 31 March 2007, compared with 32.7p in the 2005/06 financial year, an increase of 22%. This will make a full year dividend of 55p, compared with 46.5p last year, an increase of 18.3%.

This increase is also designed to provide a significantly higher base for future dividend growth. From this new, higher base, SSE's target will be to deliver at least 4% real growth in the dividend paid to shareholders in respect of 2007/08,2008/09 and 2009/10. Thereafter, SSE expects to continue to deliver at least sustained real growth in the dividend.

This new policy replaces SSE's existing dividend targets, which were to deliver at least 4% real growth in the dividend payable to shareholders in respect of 2006/07 and 2007/08, with sustained real growth thereafter.

The review has taken place as SSE nears the end of the second year of the five-year Distribution Price Control period. A similar review took place at the same point in the previous five-year Distribution Price Control period, in 2002.

The expected full-year dividend in respect of 2006/07, of 55p, compares with 32.4p for 2001/02, since when the dividend will have increased by 69.8%, which represents a compound annual growth rate of 11.2%. It will also be double the dividend paid by SSE to shareholders for the financial year ending 31 March 2000.

In 2007/08 and subsequently, it is expected that the final dividend will represent around two thirds of the total annual dividend paid and the interim dividend around one third.

SSE will also tell investors and analysts that it has now achieved over 7.7 million energy supply-related customers - an increase of 200,000 since its interim results in November 2006 and of one million since the start of the current financial year on 1 April 2006.

SSE expects to report on 31 May preliminary results for 2006/07 which are in line with the current consensus of brokers' forecasts.

Sir Robert Smith, Chairman of SSE, said:

"Our decision to step up our dividend targets follows our analysis of the performance of, and prospects for, the business. That analysis has confirmed that SSE is in an excellent position to deliver very good results in the years ahead and our enhanced dividend policy reflects this."

Ian Marchant, Chief Executive of SSE, will tell delegates at the International Utility Conference:

"SSE's strategy is to deliver sustained real growth in the dividend payable to shareholders through the efficient operation of, and investment in, a balanced range of regulated and non-regulated energy-related businesses.

"This strategy has continued to be successfully implemented in 2006/07, with key operational successes including the achievement of over 7.7 million energy supply customers. This continuing growth in customer numbers clearly follows our commitment to responsible energy pricing - again demonstrated by the price cuts which we started to implement last week - and to sector-leading customer service.

We have also significantly improved power station availability during this year, and made good progress with our investments in electricity generation at Glendoe, Ferrybridge, Fiddler's Ferry and Marchwood.

"This good progress is being matched in our other major investments in electricity networks and gas storage, with the first new capacity at Aldbrough on course to be commissioned later this year.

"Our electrical Contracting business has continued to perform well and our Connections business has also continued to develop, with the recent commissioning of the out-of-area electricity network for Francis Flower in Runcorn.

"As our major investment programme bears fruit, our asset base in energy networks, electricity generation, energy supply and gas storage, which has grown substantially in recent years, will again increase significantly in the coming years.

"This growth in assets will continue to be allied to ongoing improvements in operational performance, which remains central to our future business development. We will also continue to examine other opportunities for growth, although the achievement of our new dividend growth targets is not dependent on them.

"SSE's core objective is the delivery of sustained real growth in the dividend, and today's announcement means we will have doubled the dividend in just seven years. With the company approaching the tenth anniversary of its formation, at the end of next year, our new targets set the scene for the achievement of more than a decade of sustained real growth in the dividend."

Enquiries to:

Scottish and Southern Energy plc
Alan Young - Director of Corporate Communications + 44 (0)870 900 0410
Sally Fairbairn - Investor Relations Manager + 44 (0)870 900 0410

Financial Dynamics
Andrew Dowler + 44 (0)20 7831 3113

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	16:06 02-Mar-07
Number	2601S

Scottish and Southern Energy

RNS Number:2601S
Scottish & Southern Energy PLC
02 March 2007

SHARE INCENTIVE PLAN

The Company was notified on 1 March 2007 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 28 February 2007 in the Company's ordinary shares:-

(a) that 29,298 shares were purchased and allocated at £14.495 per share using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and allocated a further 22,463 shares at £14.495 per share ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchase, referred to above, was made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Tota perc shar issu foll noti
Colin Hood Director	9	5	0.000002%	26,088	
Ian Marchant Director	9	5	0.000002%	94,754	
Alistair Phillips-Davies Director	9	5	0.000002%	31,084	
Gregor Alexander Director	9	5	0.000002%	21,560	
Vincent Donnelly PDMR	9	5	N/A	N/A	N/A
Michelle Hynd PDMR	8	5	N/A	N/A	N/A

Paul Isgar PDMR	8	5	N/A	N/A	N/A
Graham Juggins PDMR	9	5	N/A	N/A	N/A
Anthony Keeling PDMR	9	5	N/A	N/A	N/A
Ian Manson PDMR	9	5	N/A	N/A	N/A
Mark Mathieson PDMR	8	5	N/A	N/A	N/A
Robert McDonald PDMR	9	5	N/A	N/A	N/A
James McPhillimy PDMR	9	5	N/A	N/A	N/A
Adrian Pike PDMR	9	5	N/A	N/A	N/A
Brian Smith PDMR	2	2	N/A	N/A	N/A
James Smith PDMR	8	5	N/A	N/A	N/A
Paul Smith PDMR	9	5	N/A	N/A	N/A
Alan Young PDMR	8	5	N/A	N/A	N/A

The Company was also notified on 1 March 2007 by Computershare Investor Services plc, that they had made an error when previously advising the interests of five PDMRs of the Company in the Share Incentive Plan transactions announced on 1 February 2007.

The transactions were previously undeclared as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Tota perc shar issu foll noti
Michelle Hynd PDMR	1	-	N/A	N/A	N/A
Paul Isgar PDMR	1	-	N/A	N/A	N/A
Mark Mathieson PDMR	1	-	N/A	N/A	N/A
James Smith PDMR	1	-	N/A	N/A	N/A
Alan Young PDMR	1	-	N/A	N/A	N/A

SHARESAVE

On 2 March 2007, the company was notified by HBOS plc, the provider of the all-employee savings-related share option scheme, that on 1st December 2006, Colin Hood was allotted shares at a price of £5.66 per share following his exercise of options.

Number of shares allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following

				notification
Colin Hood Director	596.	0.000069%	26,684	0.003%

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Blocklisting Interim Review
Released	11:31 02-Mar-07
Number	2152S

Scottish and Southern Energy

RNS Number:2152S
Scottish & Southern Energy PLC
02 March 2007

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA FAX 020 7066 8364

Date: _1 March__2007__

AVS No:

Name of applicant:	Scottish and Southern Energy plc
Name of scheme:	Executive Share Option Scheme
Period of return: From:	1 September 2006 To: 28 February 2007
Balance under scheme from previous return:	173,854
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	
Number of securities issued/allotted under scheme during period:	86,250
Balance under scheme not yet issued/allotted at end of period	87,604
Number and class of securities originally listed and the date of admission	2,716,133 1 September 2005
Total number of securities in issue at the end of the period	861,906,111
Name of contact:	Anne Sutherland

Address of contact: 200 Dunkeld Road, Perth PH1 3AQ

Telephone number of contact: 01738 455154

SIGNED BY ________Vincent Donnelly____

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

________Scottish and Southern Energy plc____

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1 March 2007__

AVS No:

Name of applicant:	Scottish and Southern Energy plc
Name of scheme:	SAYE Sharesave Scheme
Period of return: From:	1 September 2006 To: 1 March 2007
Balance under scheme from previous return:	1,126,302
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	500,000
Number of securities issued/allotted under scheme during period:	
Balance under scheme not yet issued/allotted at end of period	1,471,077
Number and class of securities originally listed and the date of admission	2,716,133 1 September 2005
Total number of securities in issue at the end of the	

period	861,906,111
Name of contact:	Anne Sutherland
Address of contact:	200 Dunkeld Road, Perth PH1 3AQ
Telephone number of contact:	01738 455154

SIGNED BY _Vincent Donnelly____

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

_Scottish and Southern Energy plc____

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	ENERGY PRICES TO FALL
Released	11:03 28-Feb-07
Number	0172S

Scottish and Southern Energy

RNS Number:0172S
Scottish & Southern Energy PLC
28 February 2007

ENERGY PRICES TO FALL

STARTING FROM 1 MARCH 2007

Scottish and Southern Energy plc ("SSE"), currently the UK's cheapest supplier of energy*, has decided to implement cuts in prices for domestic customers, starting from tomorrow (1 March)**.

It will:

- cut the average annual gas bill* by £72, to £534, a decrease of 12%, starting from 1 March;
- cut the average annual electricity bill* by £18, to £355, a decrease of 5%, starting from 1 April; and
- cut the average annual dual fuel* bill* by £89, to £873, a decrease of 9%.

Average annual dual fuel bill following all forthcoming price changes*

Energy Supplier	£ per annum inc VAT	% Difference
Scottish and Southern	873	-
Npower	909	+4.1%
EON UK (Powergen)	913	+4.6%
British Gas	953	+9.1%
EDF Energy	971	+11.2%
Scottish Power	990	+13.4%

This means SSE will continue to be the UK's cheapest supplier of energy, even after all the recently-announced price cuts take effect.*

SSE will waive any termination fees which may apply to any of its customers who are on its fixed price tariffs to enable them to take advantage of its new, lower prices without any penalty, if they wish.

SSE supplies energy as Southern Electric, SWALEC, Scottish Hydro Electric and Atlantic and is the UK's third largest supplier of energy, with over 7.5 million customers.

During periods of rising wholesale energy prices, SSE passed on to its customers much less than the full extent of the increases and it delayed any price rises for as long as possible. As a result, its customers have now paid an average of £340* less for their gas and electricity in the last three years than have customers of British Gas.

SSE announced on 31 January that it had written to its customers to confirm that it would cut gas and electricity prices within the next few months.

Alistair Phillips-Davies, Energy Supply Director of SSE, said:

"While wholesale energy prices were rising in recent years, we protected our customers from the worst impacts of the increases, with the result that we have been the UK's cheapest supplier of energy for most of that period.

"Since last September, we have made clear our intention to cut gas and electricity prices if there was a sustained fall in wholesale prices which would allow us to do so, and so I am very pleased that we have now been able to make this announcement. It means we are able to start cutting prices immediately.

"Energy prices are driven by a number of factors and future trends in wholesale gas and electricity prices are always difficult to predict. Nevertheless, I hope that today's announcement marks the start of a sustained downward trend in the prices paid by customers."

*Based on the average standard quarterly payment across Great Britain and on annual consumption of 20,500kWh of gas and 3,300kWh of electricity. Prices include VAT but exclude Early Payment Discount of 4.3% which SSE offers to customers who pay their bills quarterly. SSE is one of just two energy suppliers to offer such a discount.

**The lower prices will be applied to gas usage on billing periods that commence on or after tomorrow (1 March). For electricity, the lower prices will be applied to usage on billing periods that start on or after 1 April.

Enquiries to:

Scottish and Southern Energy plc
Justyn Smith - Head of Media Relations + 44 (0)870 900 0410
Sharron Miller-Mckenzie - Press Office Manager + 44 (0)870 900 0410

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Free annual report

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Total Voting Rights
Released	09:00 28-Feb-07
Number	0055S

Scottish and Southern Energy

RNS Number:0055S
Scottish & Southern Energy PLC
28 February 2007

Scottish and Southern Energy plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Scottish and Southern Energy plc's ('the Company') capital consists of 861,906,111 ordinary shares. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company. The Company does not have any ordinary shares in treasury.

The above figure (861,906,111) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	12:03 15-Feb-07
Number	3259R

Scottish and Southern Energy

RNS Number:3259R
Scottish & Southern Energy PLC
15 February 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(1): Scottish & Southern Energy Plc

2. Reason for the notification (please tick the appropriate box or boxes): n/a see additional information

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation(1): Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.)(1): Legal & General Assurance (Pensions Management) L

5. Date of the transaction and date on which the threshold is crossed or reached(1): n/a

6. Date on which issuer notified: 14/02/07

7. Threshold(s) that is/are Above 3% (L&G)

crossed or reached:
----

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (1)		Resulting situation after the triggering transaction (1)				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GBP Ord 0.50	27,299,985	3.17% (Under S-198 on 28/01/03)	30,928,844	30,928,844		3.58%	

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
30,928,844	3.58%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings)

Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (30,928,844 - 3.58% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (26,379,142 - 3.06% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (26,379,142 - 3.06% = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Using the total voting rights figure of 861,888,563
First notification under DTR Sourcebook

14. Contact name: Helen Lewis

15. Contact telephone number: 020 7528 6742

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	First Ash Separation Plant
Released	09:00 05-Feb-07
Number	6954Q

Scottish and Southern Energy

RNS Number:6954Q
Scottish & Southern Energy PLC
05 February 2007

GO-AHEAD FOR UK'S FIRST ASH SEPARATION PLANT

Scottish and Southern Energy plc ("SSE") and RockTron Limited ("RockTron") have concluded an agreement which will lead to the construction, at SSE's Fiddler's Ferry Power Station in Cheshire, of the first plant in the UK to separate the ash arising from electricity generation into constituent mineral parts for sale as cement substitute products and industrial minerals.

Under the agreement, SSE will acquire one preference share in RockTron and will provide it with a shareholder loan of up to £22m to facilitate the construction of the plant. All of the necessary consents are in place, and construction work is expected to begin in the second quarter of 2007, with the plant becoming fully operational in the summer of 2008.

The plant itself will remove and process all fresh ash produced and all ash currently stored in lagoons at the site over a period of up to 25 years. It will take ash as its raw material and process it into its constituent parts such as fine ash fraction, coarse ash fraction, magnetic fraction, carbon rich fraction and cenospheres. It is expected that the plant will be able to process up to 800,000 tonnes of ash per annum.

These constituent parts then become marketable products and will be sold into their respective markets, with the largest volume being used as cement substitutes. Without processing, ash disposal would begin to attract landfill duty and associated environmental liabilities.

The agreement between SSE and RockTron governs all of the commercial and operational matters in respect of the new plant, including a lease to allow construction and operation of the plant at the power station and the supply on a 'must-take' basis of ash from the power station to the plant. RockTron will be responsible for the operation of the new plant and for the marketing and sale of the constituent mineral parts arising from the processing.

The use of these substitutes reduces the need for a carbon-intensive limestone kilning process in cement production. By providing an alternative to the use of the limestone kilning process, it is estimated that the new plant will help to reduce carbon emissions by around 500,000 tonnes a year.

Ian Marchant, Chief Executive of SSE, said:

"Since we acquired Fiddler's Ferry in 2004, our aim has been to enhance its overall environmental performance and mitigate any liabilities arising from its operation, and this agreement with RockTron does both. By reducing the environmental impact arising from coal-fired electricity generation in this way, we will again demonstrate why coal has a long-term part to play in meeting the

UK's long-term energy needs."

Enquiries to:

Scottish and Southern Energy plc
Alan Young - Director of Corporate Communications + 44 (0)870 900 0410
Sharron Miller-Mckenzie - Press Office Manager + 44 (0)870 900 0410

This information is provided by RNS
The company news service from the London Stock Exchange

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	14:59 01-Feb-07
Number	5723Q

RNS Number:5723Q
Scottish & Southern Energy PLC
01 February 2007

SHARE INCENTIVE PLAN

The Company was notified on 1 February 2007 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 31 January 2007 in the Company's ordinary shares:-

(a) that 28,568 shares were purchased and allocated at £15.14 per share using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and allocated a further 22,061 shares at £15.14 per share ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchase, referred to above, was made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	8	5	0.000002%	26,074	0.003%
Ian Marchant Director	8	5	0.000002%	94,740	0.011%
Alistair Phillips-Davies Director	8	5	0.000002%	31,070	0.004%
Gregor Alexander Director	8	5	0.000002%	21,546	0.002%
Vincent Donnelly	8	5	N/A	N/A	N/A

Michelle Hynd PDMR	8	5	N/A	N/A	N/A
Paul Isgar PDMR	8	5	N/A	N/A	N/A
Graham Juggins PDMR	8	5	N/A	N/A	N/A
Anthony Keeling PDMR	8	5	N/A	N/A	N/A
Ian Manson PDMR	8	5	N/A	N/A	N/A
Mark Mathieson PDMR	8	5	N/A	N/A	N/A
Robert McDonald PDMR	8	5	N/A	N/A	N/A
James McPhillimy PDMR	8	5	N/A	N/A	N/A
Adrian Pike PDMR	8	5	N/A	N/A	N/A
Brian Smith PDMR	2	2	N/A	N/A	N/A
James Smith PDMR	8	5	N/A	N/A	N/A
Paul Smith PDMR	8	5	N/A	N/A	N/A
Alan Young PDMR	8	5	N/A	N/A	N/A

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